17009448

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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 Falls of the Neuse Road, Suite 390, Raleigh, NC 27609

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Paciorek 919 850 0888

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP

(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mike Paciorek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Capital Markets, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

MICHAEL D BEACH
NOTARY PUBLIC
WAKE CO.
NORTH CAROLINA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

DECEMBER 31, 2016 AND 2015

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Pinnacle Capital Markets, LLC:

We have audited the accompanying consolidated balance sheets of Pinnacle Capital Markets, LLC (the "Company", a wholly-owned subsidiary of Honos Financial, LLC) as of December 31, 2016 and 2015, and the related consolidated statements of income, changes in members' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

As disclosed in note 8, subsequent to December 31, 2016, management agreed to sell substantially all of the Company's assets to an unrelated third party and discontinue operations of Pinnacle Capital Markets. Management estimates the sale will be completed by the end of the second quarter in 2017.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 25, 2017

PINNACLE CAPITAL MARKETS, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Consolidated Balance Sheets

December 31, 2016 and 2015

Assets

		2016		2015
Current assets:				
Cash and cash equivalents	$	363,400	$	386,032
Accounts receivable - trade		76,722		156,330
Notes Receivable		141,069		225,000
Prepaid expenses		2,908		14,570
Total current assets		584,099		781,932
Property and equipment, net		-		-
Other assets		54,816		54,816
		54,816		54,816
	$	638,915	$	836,748

Liabilities and Members' Equity

		2016		2015
Current liabilities:				
Accounts payable	$	58,739	$	74,822
Accrued commissions, fees, and other liabilities		85,002		107,688
Total current liabilities		143,741		182,510
Members' equity		495,174		654,238
	$	638,915	$	836,748

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Consolidated Statements of Income

Years ended December 31, 2016 and 2015

	2016	2015
Revenues		
Commissions on equity securities	$ 789,859	$ 289,820
Commissions on options	798,509	804,788
Commissions on all other securities	582,309	1,950,554
Total Commissions	2,170,677	3,045,162
Commodities revenue	58,668	326,012
Sale of investment company shares	15,694	26,251
Other revenue	412,500	451,845
Total revenues	2,657,539	3,849,270
Operating expenses:		
Commission and fees	1,423,365	2,328,839
Clearing fees	352,118	374,566
Technology	237,434	303,665
Salaries and wages	282,174	351,728
Professional fees	97,385	63,930
Office	7,930	4,259
Travel and entertainment	8,984	26,482
Regulatory fees and licenses	9,766	12,126
Rent	69,319	48,619
Insurance	123,716	123,051
Depreciation	-	-
Taxes	267	55
Miscellaneous	70,579	80,085
Total Operating Expenses	2,683,037	3,717,405
Income (loss) from operations	(25,497)	131,865
Interest income	-	-
Net income (loss)	$ (25,497)	$ 131,865

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Consolidated Statements of Changes in Members' Equity

Years ended December 31, 2016 and 2015

Members' equity, December 31, 2014	$	720,019
Net income (loss)		131,865
Distributions		(197,646)
Members' equity, December 31, 2015		654,238
Net income (loss)		(25,497)
Distributions		(133,567)
Members' equity, December 31, 2016	$	495,174

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Consolidated Statements of Cash Flows

Years ended December 31, 2016 and 2015

		2016		2015
Cash flows from operating activities:				
Net income (loss)	$	(25,497)	$	131,865
Adjustments to reconcile net income				
to net cash provided (used) by operating activities:				
Depreciation		-		-
Changes in operating assets and liabilities:				
Accounts receivable - trade		79,608		127,376
Prepaid expenses		11,662		13,035
Notes Receivable		83,931		(225,000)
Accounts payable		(16,083)		13,866
Accrued commissions, fees, and other liabilities		(22,686)		(302,746)
Net cash provided (used) by operating activities		110,935		(241,604)
Cash flows from financing activities-members' distributions		(133,567)		(197,646)
Net increase (decrease) in cash and cash equivalents		(22,632)		(439,250)
Cash and cash equivalents, beginning of year		386,032		825,282
Cash and cash equivalents, end of year	$	363,400	$	386,032

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Pinnacle Capital Markets, LLC (the "Company") under the laws of the state of North Carolina on September 30, 2003, to provide investment services to investors as a securities broker-dealer. The Company is a wholly-owned subsidiary of Honos Financial, LLC. The Company is licensed to operate in six states, and currently, is only operating in North Carolina. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customer's security accounts nor does it perform custodial functions related to customer securities.

The Company's wholly-owned subsidiary, Pinnacle Capital Futures, LLC, is an introducing futures dealer which engages in offering electronic futures trading to its intended client base.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Pinnacle Capital Markets, LLC and its wholly-owned subsidiary, Pinnacle Capital Futures, LLC, after elimination of all significant intercompany accounts and transactions.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2016 or 2015.

(1) Organization and Significant Accounting Policies, Continued

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes whereby its earnings and losses are included in the tax returns of the members. The consolidated financial statements, therefore, do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. Effective January 1, 2013, the Federal Deposit Insurance Company (FDIC) covers up to $250,000 for substantially all depository accounts. The Company did not exceed this limit as of December 31, 2016 and December 31, 2015.

(1) Organization and Significant Accounting Policies, Continued

The Company also maintains separate money market accounts that are protected by the Securities Investor Protection Corporation (SIPC). The SIPC is a nonprofit membership corporation funded by its member securities broker-dealers. The SIPC insures against the loss or theft of securities as well as the failure or insolvency of a brokerage firm. The insurance does not apply to losses related to market risk or investment fraud. As of June 30, 2011, the limits of protection extended up to $500,000 for securities, including $250,000 for cash and cash equivalents. As of December 31, 2016 and 2015, the organization did not exceed these insured limits.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. As of December 31, 2016 and 2015, respectively, the Company had net capital, as defined, of $251,381 and $314,853 which was $246,381 and $64,853 in excess of required net capital of $5,000 and $250,000, and its ratio of aggregate indebtedness to net capital was .57 and .58 to 1.

(3) Notes Receivable

In August 2015, the Company loaned money to its parent company, Honos Financial, LLC, in the amount of $225,000. The note receivable had a balance of $141,069 and $225,000 as of December 31, 2016 and 2015, respectively. There is not a written agreement for the loan which is expected to be paid off in 2020 and has no stated interest rate.

(4) Reserve Account for Commission Rebates

The Company maintains a separate bank account for the rebate of a portion of its commission back to one of its customers. As required by Rule 15c3-3, the balance in this account never falls below the balance owed to the customer and the rebate checks are issued from this account. The balance in this account is a non-allowable asset for net capital purposes. The balance as of December 31, 2016 and 2015 in each bank account was $0 and $0, respectively.

(5) Lease Commitments

The Company originally leased office space in August 2005 under a lease agreement that expired November 1, 2009. The Company extended the lease through October 31, 2011 at a monthly rate of $3,999 and then renewed the lease for an additional 39 month period, with a scheduled annual increase of 3%. The lease was extended again on January 7, 2015 for a 12 month period at a monthly rate of $4,043. The lease expired February 29, 2016.

As discussed in Footnote 8, the Company will sell all of its assets in 2017. As a result, the Company did not renew the lease agreement for 2017 and is currently leasing on a month-to-month basis.

(6) Property and Equipment

Property and equipment consist of the following:

	2016	2015
Computer equipment	$ 34,602	$ 34,602
Office equipment	13,326	13,326
Office furniture	8,193	8,193
	56,121	56,121
Less accumulated depreciation	(56,121)	(56,121)
	$ -	$ -

(7) Related Party Transactions

In 2016, the Company transacted business with one company, Alberta Ltd, which is owned by individuals with ownership positions in the parent. Commissions were paid to Alberta Ltd in the amount of $107,433 in 2016 and $314,247 in 2015. Commissions were also paid to two members totaling $190,566 in 2016 and $243,941 in 2015.

(8) Subsequent Events

The date to which events occurring after December 31, 2016, the date of the most recent consolidated balance sheet, have been evaluated for possible adjustment to the consolidated financial statements or disclosure is February 25, 2017, the date the consolidated financial statements were available to be issued.

Subsequent to December 31, 2016, management has agreed to sell substantially all of the Company's assets to an unrelated third party and discontinue operations of Pinnacle Capital Markets, LLC. Management estimates the sale will be complete by the end of the second quarter of 2017.

Schedule 1

PINNACLE CAPITAL MARKETS, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016 and 2015

		2016		2015
Net capital:				
Total members' equity	$	495,174	$	654,238
Deduct: Excluded indebtedness		-		-
Add: Excess Net Capital of Subsidiary		40,284		36,438
Deduct: Non-allowable assets		(284,077)		(375,823)
Deduct: Non-liquid assets		-		-
Deduct: Securities haircuts		-		-
Net capital	$	251,381	$	314,853
Aggregate indebtedness:				
Accounts payable	$	58,739	$	74,822
Commissions payable		85,002		107,688
Total	$	143,741	$	182,510
Net capital requirements:				
Broker-dealer	$	5,000	$	250,000
Net capital in excess of requirements		246,381		64,853
Net capital as computed above	$	251,381	$	314,853
Ratio of aggregate indebtedness to net capital		.57 to 1		.58 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Pinnacle Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Pinnacle Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 25, 2017

EXEMPTION STATEMENT

Pinnacle Capital Markets, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Pinnacle Capital Markets, LLC claims and exemption from SEC Rule 15c3-3, during the year ended in December 31, 2016, pursuant to paragraph k(2)(ii).

Pinnacle Capital Markets, LLC met the identified exemption provisions throughout the year ended in December 31, 2016 without exception.

Michael Paciorek, CCO

2-9-17

Date

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Pinnacle Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Pinnacle Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pinnacle Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pinnacle Capital Markets, LLC's management is responsible for Pinnacle Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 25, 2017

PINNACLE CAPITAL MARKETS, LLC

Schedule of Assessment and Payments

Year ended December 31, 2016

Assessment for December 31, 2016	$	5,568
Less:		
Payment July 25, 2016		(3,699)
Payment February 9, 2017		(1,869)
Balance due, March 1, 2017	$	NONE